OMB APPROVAL
OMB Number:	3235-0360
Expires:	April 30, 2012
Estimated average burden
hours per response	2.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
811-08918				April 24, 2009
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
The Hirtle Callaghan Trust

4. Address of principal executive office (number, street, city, state, zip code):
Five Tower Bridge, 300 Barr Harbor Drive, Suite 500, West Conshohocken, PA 19428

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

The Hirtle Callaghan Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that The Growth Equity Portfolio, The Value Equity Portfolio, The Institutional Growth Equity Portfolio and The Institutional Value Equity Portfolio (the “Portfolios”) of The Hirtle Callaghan Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of April 24, 2009. Management is responsible for the Portfolios’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Portfolios’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolios’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 24, 2009, and with respect to agreement of security purchases and sales, for the period from October 3, 2008 (the date of our last examination), through April 24, 2009:

•	Confirmation of all securities held by the Depository Trust Company in book entry form, without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•	Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

•	Agreement of twenty-five security purchases and twenty-five security sales or maturities since our last report from the books and records of the Portfolios to broker confirmations;

•	Confirmation of all open futures contracts and underlying collateral with brokers/banks or alternative procedures where confirmations were not obtained; and

•	Confirmation of all investments in mutual funds with the respective transfer agents.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios’ compliance with specified requirements.

In our opinion, management’s assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 24, 2009 with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

Columbus, OH

August 21, 2009

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

The undersigned are officers of The Hirtle Callaghan Trust (“Trust”) and employees of Hirtle Callaghan & Co., LLC., the Trust’s primary investment adviser. SSgA Funds Management, Inc. (the “Subadviser”) provides subadvisory services to The Growth Equity Portfolio, The Value Equity Portfolio, The Institutional Growth Equity Portfolio and The Institutional Value Equity Portfolio (collectively, the “Portfolios”), each a separate investment portfolio of the Trust. Custody of the securities and similar investments of the Portfolios is maintained by State Street Bank (“Custodian”), an affiliate of the Subadviser.

Because of the affiliation between the Custodian and the Subadviser, we understand that we are, as officers of the Trust, responsible for ensuring that the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940 are satisfied. We further understand that we are responsible for ensuring that effective internal controls relating to the Portfolios’ compliance with such requirements are established and maintained.

Accordingly, we have taken such steps as we, in good faith, deem necessary and appropriate to evaluate compliance with the requirements of subsections (b) and (c) of Rule 17f-2 with respect to the Portfolios.

Based on this evaluation, we assert that, with respect to the Portfolios, the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 24, 2009, and from October 3, 2008 through April 24, 2009, with respect to the securities and similar investments reflected in the investment account of the Portfolios.

3